November 28, 2017

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Commissioners:

We have read the statements made by iStar Inc. (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 4.01 of Form 8-K of iStar Inc. dated November 21, 2017. We agree with the statements concerning our Firm contained therein.

Very truly yours,

PricewaterhouseCoopers LLP

Attachment

**Item 4.01 Change in Registrant's Certifying Accountant**

In the second half of 2017, the Audit Committee (the "Audit Committee") of the Board of Directors of iStar Inc. (the "Company") conducted a competitive process to determine the Company's independent registered public accounting firm for the Company's fiscal year ending December 31, 2018. The Audit Committee invited several independent registered public accounting firms to participate in this process, including PricewaterhouseCoopers LLP ("PwC"), the Company's independent registered public accounting firm since 1998.

All of the independent registered public accounting firms invited by the Company to participate in the process submitted proposals and presented their proposals to the Audit Committee and Company representatives. Following a comprehensive review of those proposals, on November 21, 2017, the Audit Committee approved the engagement of Deloitte & Touche LLP ("Deloitte") as the Company's independent registered public accounting firm for the Company's fiscal year ending December 31, 2018, subject to completion of Deloitte's standard client acceptance procedures and execution of an engagement letter. On November 21, 2017, the Audit Committee dismissed PwC as the Company's independent registered public accounting firm effective upon the issuance by PwC of its report on the consolidated financial statements as of and for the year ended December 31, 2017 to be included in the filing of the related Form 10-K.

PwC's reports on the Company's consolidated financial statements as of and for the fiscal years ended December 31, 2015 and 2016 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principle.

During the fiscal years ended December 31, 2015 and 2016, and the subsequent interim periods through November 21, 2017, there were: (i) no disagreements within the meaning of Item 304(a)(1)(iv) of Regulation S-K and the related instructions between the Company and PwC on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which disagreements, if not resolved to PwC's satisfaction, would have caused PwC to make reference thereto in their reports; and (ii) no "reportable events" within the meaning of Item 304(a)(1)(v) of Regulation S-K.

The Company has requested that PwC furnish a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the above statements. A copy of PwC's letter, dated November 28, 2017, is filed as Exhibit 16.1 to this Form 8-K.

During the fiscal years ended December 31, 2015 and 2016 and the subsequent interim periods through November 21, 2017, neither the Company nor anyone on its behalf has consulted with Deloitte regarding: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, and neither a written report nor oral advice was provided to the Company that Deloitte concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue; (ii) any matter that was the subject of a disagreement within the meaning of Item 304(a)(1)(iv) of Regulation S-K and the related instructions; or (iii) any reportable event within the meaning of Item 304(a)(1)(v) of Regulation S-K.